OMB APPROVAL


                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. ___)*

                      BED BATH & BEYOND INC.

                        (Name of Issuer)

             Common Stock, par value $0.01 per share

                 (Title of Class of Securities)



                          075896-10-0

                         (CUSIP Number)

                        Leonard Feinstein
                    c/o Bed Bath & Beyond Inc.
                 110 Bi-County Boulevard, Suite 114
                   Farmingdale, New York  11735
                         (516) 420-7050

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                          May 13, 1998

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box []


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







































                           SCHEDULE 13D

CUSIP No. 075896-10-0                        Page 2

1    NAME OF REPORTING PERSONS

     Leonard Feinstein


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [X]


3    SEC USE ONLY



4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                          []


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                           7   SOLE VOTING POWER

         NUMBER OF             5,036,794
          SHARES
       BENEFICIALLY        8   SHARED VOTING POWER
         OWNED BY
           EACH                0
        REPORTING
       PERSON WITH         9   SOLE DISPOSITIVE POWER

                               5,036,794

                           10  SHARED DISPOSITIVE POWER

                               0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,036,794

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                             [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14   TYPE OF REPORTING PERSON*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement on Schedule 13D hereby supersedes the Statement on Schedule 13D dated October 1, 1995, as amended, filed by Leonard Feinstein, Warren Eisenberg and the Feinstein-
Eisenberg Family Partnership, L.P.

Item 1.   Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Bed Bath & Beyond Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 650 Liberty Avenue, Union, New Jersey 07083.

Item 2.   Identity and Background

     (a)  The name of the person filing this Schedule is Leonard
Feinstein.

     (b)  Mr. Feinstein's business address is c/o Bed Bath &
Beyond Inc., 110 Bi-County Boulevard, Farmingdale, New York
11735.

     (c) Mr. Feinstein is the President and Co-Chief Executive Officer of the Issuer. The Issuer's principal business is the operation of retail stores selling domestics merchandise and home furnishings. The address of the Issuer is 650 Liberty Avenue, Union, New Jersey 07083.

     (d) During the last five years, Mr. Feinstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Feinstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Feinstein is a United States Citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Shares of Common Stock of the Issuer owned by Mr. Feinstein as of May 13, 1998 were issued to Mr. Feinstein upon organization of the Issuer.

Item 4.   Purpose of Transaction

As stated above, the shares of Common Stock of the Issuer were issued to Mr. Feinstein upon organization of the Issuer.

Since May 13, 1998, Mr. Feinstein had no plans or proposals of the type required to be disclosed in this Item.

Item 5.   Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Feinstein as of the date of this
Schedule is 5,036,794* shares, or 7.3% of the outstanding Common
Stock.

     (b) As of the date of this Schedule, Mr. Feinstein possesses the sole power to vote and dispose of 5,036,794 shares of Common Stock.











___________________

     * Does not include (i) a total of 178,268 shares of Common Stock owned by two of Mr. Feinstein's children (who do not share the same home as Mr. Feinstein) and
          (ii) 454,134 shares owned by a trust for the benefit of one of Mr. Feinstein's children (who does not share the same home as Mr. Feinstein). Mr. Feinstein disclaims beneficial ownership of all such shares.

     (c) On April 24, 1998 Mr. Feinstein contributed 55,000 shares of Common Stock to the Feinstein Family Foundation, Inc., a not-for-profit corporation of which Mr. Feinstein and his family members are the trustees and officers. On May 13, 1998, the Feinstein Family Foundation, Inc. sold 55,000 shares of Common Stock at a price of $50-7/8 per share of Common Stock through a brokerage transaction. On May 13, 1998, Mr. Feinstein sold 85,176 shares of Common Stock at a price of $50-7/8 per share of Common Stock through a brokerage transaction. On May 13, 1998, a trust of which Mr. Feinstein's wife and other family members are co-trustees sold 859,824 shares of Common Stock at a price of $50-7/8 per share of Common Stock through a brokerage transaction.

Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Mr. Feinstein was not a party to any contracts, arrangements, understandings or relationships of the type required to be disclosed in this item.

Item 7.    Material to be Filed as Exhibits.

Not Applicable.


                               Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     June 5, 1998        /s/Leonard Feinstein
                                   _____________________________
                                   Leonard Feinstein